Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2011	2010
Earnings:
Income before income tax expense
	$1,063	$1,019
Add:
Equity earnings from affiliates	(121)	(94)
Dividends received from affiliates	64	20
Fixed charges, excluding capitalized interest	311	287
Amortization of capitalized interest	13	11

Total earnings available for fixed charges	$1,330	$1,243

Fixed charges:
Interest on debt and finance lease charges	$258	$232
Capitalized interest	11	8
Interest element on rental expense	53	55

Total fixed charges	$322	$295

Ratio of earnings to fixed charges	4.1	4.2